JONES & HALEY, P.C.

ATTORNEYS AT LAW

SOUTH TERRACES, SUITE 170

115 PERIMETER CENTER PLACE

ATLANTA, GEORGIA 30346-1238

RICHARD W. JONES

www.corplaw.net

Telephone 770-804-0500

email: jones@corplaw.net

Facsimile  770-804-0509

September 28, 2015

Mr. Martin James

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn:  Tara Harkins, Senior Accountant

RE:

Swordfish Financial, Inc. (“Swordfish”)

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed April 15, 2015

Amendment No. 1 to Form 10-Q for the quarterly period ended March 31, 2015 filed September 8, 2015

Amendment No. 1 to Form 10-Q for the quarterly period ended June 30, 2015 filed September 8, 2015

SEC File No. 000-07475

[J&H File No. 3808.08]

Dear Mr. James:

This firm represents Swordfish Financial, Inc. which filed on September 8, 2015 its quarterly report on Form 10-Q for the period ending June 30, 2015.  Your office recently provided comments to the above referenced filings in your letter dated September 11, 2015 (“Comment Letter”).  At this time, we are submitting, on behalf of Swordfish, this letter in response to your Comment Letter and we are providing responses keyed to the paragraphs in the Comment Letter.  In addition, we are hereby providing appropriate supplemental information as necessary.  This letter will be filed as correspondence at the same time of the filing of the amended report on Form 10-Q.

Accordingly, our responses are as follows:

Amendment No. 1 to Form 10-Q for the Quarterly Period Ended March 31, 2015 Item 4 Controls and Procedures, Page 15

1.

The future filings we will describe the material weaknesses we identify and will indicate when the material weaknesses were identified.

United States Securities & Exchange Commission

September 21, 2015

Exhibit 31.1 and 31.2

2.

In the future filings we will form our certifications specifically to the requirements of 601(b)(31) of Regulation S-K.

Amendment No. 1 to Form 10-Q for the Quarterly Period Ended June 30, 2015 Item 4 Controls and Procedures, Page 15

3.

We have eliminated the language “Internal Controls Over” Disclosure Controls and Procedures and we now provide management’s conclusion on the effectiveness of disclosure controls and procedures as of June 30, 2015.

4.

We have amended the filing to remove the disclosure relating to internal controls over financial reporting as of June 30, 2015.

We trust that the comments contained herein are responsive to the issues raised in your Comment Letter.  We are simultaneously filing as correspondence a copy of this response to your Comment Letter, and redline copies of the Form 10-Q, which have been marked to show changes from the original filings.  If you have any questions on these responses or if you need additional clarification of the issues discussed, please contact me at the telephone noted above.

Sincerely,

JONES & HALEY, P.C.

By: /s/ Richard Jones

       Richard W. Jones

RWJ:bas

cc:  William Westbrook